Exhibit 99.1

ATA Reports Fiscal 2016 First Quarter Financial Results

Company to Hold Conference Call on August 13, 2015, at 8 a.m. ET

Beijing, China, August 12, 2015 (NY) / August 13, 2015 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced preliminary unaudited financial results for its fiscal first quarter ended June 30, 2015 (“First Quarter 2016”).

First Quarter 2016 Financial and Operating Highlights (percentage changes and comparisons against fiscal first quarter ended June 30, 2014 (“First Quarter 2015”))

•                  Net revenues of RMB97.5 million (US$15.7 million), up 15.7% as a result of increased Securities Association of China (“SAC”) exam volumes during the period, which contributed to increased revenues from the testing services business

•                  Gross profit of RMB54.1 million (US$8.7 million), up 13.9%

•                  Income from operations of RMB8.8 million (US$1.4 million), up 11.9%

•                  Net income of RMB6.1 million (US$1.0 million), up 33.3%

•                  Adjusted net income excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) of RMB10.0 million (US$1.6 million), compared to RMB8.7 million

•                  Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for First Quarter 2016 were both RMB0.44 (US$0.08).

•                  Delivered approximately 2.5 million billable tests, up 11.6%

•                  RMB220.2 million (US$35.5 million) in cash and no long-term debt as of June 30, 2015

Fiscal Year 2016 Outlook

•                  For the fiscal year ending March 31, 2016 (“Fiscal Year 2016”), ATA expects net revenues of between RMB360.0 million and RMB380.0 million and non-GAAP net income (adjusted net income, which excludes share-based compensation expense and foreign currency exchange gain/loss) of between RMB28.0 million and RMB38.0 million, which takes into account the operating results of ATA’s joint venture and associated companies focused on the consumer market, all of which are at an early stage of business development.

•                  For the quarter ending September 30, 2015 (“Second Quarter 2016”), ATA expects net revenues of between RMB46.0 million and RMB56.0 million.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “We are pleased with the results ATA achieved during First Quarter 2016. The Company delivered 2.5 million billable exams, an 11.6% increase over the prior-year period, which was largely due to a significant increase in SAC exam volumes delivered. During the quarter, we continued to develop new relationships within the private sector of the banking industry and began administering campus recruitment exams for a number of local banks, such as Zhongyuan Bank and Bank of Ningxia. I am also pleased to announce that ATA was recently selected as the service provider for two computer-based exams: the National Patent Agent Qualification Exam and the Fund Practitioners Certification Exam. We believe the positive momentum in our traditional testing services business is an indication of the strength of our market-leading position in the assessment and testing services industry, and we will continue working to build and expand our client relationships to take advantage of this upward trend.

“During First Quarter 2016, we also began working with Zhi Shang, the joint venture with New Oriental Education & Technology Group, on the continued development of Exam Inventory Navigator (考试导航), ATA’s self-developed mobile application that provides access to tools and information to fulfill various test-taking needs, including registration, checking scores, and study aids. Following this initial transition period, we look forward to increasing the functionality and usefulness of the application for test takers, which had 680,000 active users at the end of First Quarter 2016. In addition, Satech (Beijing) Network Education Technology Limited, one of our investee companies, successfully launched Cece TOEFL in July 2015. Cece TOEFL is a study aid product providing online test preparation and training tools for students seeking to improve their reading comprehension, listening, oral and writing skills in English as they prepare for the TOEFL. Cece TOEFL combines professional evaluation with effective learning and is available online at www.cecetoefl.com. We are very pleased with the initial reception of this product and look forward to the anticipated launch of the mobile application for Cece TOEFL in Second Quarter 2016.”

Operating Review

In First Quarter 2016, ATA delivered a total of 2.5 million billable tests, compared to 2.3 million billable tests in First Quarter 2015. The Company had a network of 3,021 authorized test centers throughout China as of June 30, 2015, which the Company believes to be the largest test center network of any commercial testing service provider in China. ATA has delivered approximately 68.6 million billable tests since it began operations in 1999.

GAAP Results

First Quarter 2016

For First Quarter 2016, ATA’s total net revenues were RMB97.5 million (US$15.7 million), a 15.7% increase from RMB84.3 million in First Quarter 2015, primarily due to increased revenue contributions from the testing services business as a result of a significant increase in SAC exam volumes during the period.

Gross profit for First Quarter 2016 was RMB54.1 million (US$8.7 million), a 13.9% increase from RMB47.5 million in First Quarter 2015. Gross margin was 55.5% in First Quarter 2016, compared to 56.3% in First Quarter 2015. The decrease was primarily a result of costs for certain client exams being recognized in First Quarter 2016 while corresponding revenues will be recognized in Second Quarter 2016.

Operating expenses for First Quarter 2016 were RMB45.3 million (US$7.3 million), compared to RMB39.6 million in First Quarter 2015. The increase was primarily a result of an RMB5.2 million tax expense incurred relating to the restructuring of ATA Online (Beijing) Education Technology Limited to become a wholly owned subsidiary of the Company.

Income from operations in First Quarter 2016 was RMB8.8 million (US$1.4 million), an 11.9% increase from RMB7.9 million in First Quarter 2015.

Net income for First Quarter 2016 was RMB6.1 million (US$1.0 million), a 33.3% increase from RMB4.6 million in First Quarter 2015. For First Quarter 2016, basic and diluted earnings per common share were both RMB0.13 (US$0.02), compared to RMB0.09 in First Quarter 2015. Basic and diluted earnings per ADS were both RMB0.26 (US$0.04) in First Quarter 2016, compared to RMB0.18 in First Quarter 2015.

Non-GAAP Measures

Adjusted net income for First Quarter 2016, which excludes share-based compensation expense and foreign currency exchange loss (non-GAAP), totaled RMB10.0 million (US$1.6 million), compared to RMB8.7 million in First Quarter 2015. Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for First Quarter 2016 were both RMB0.22 (US$0.04).

Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for First Quarter 2016 were both RMB0.44 (US$0.08), compared to RMB0.36 in First Quarter 2015.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for First Quarter 2016 was 22.8 million. Each ADS represents two common shares.

Guidance for Fiscal Year 2016 and for Second Quarter 2016

For Second Quarter 2016, ATA expects net revenues of between RMB46.0 million and RMB56.0 million, as a result of the National Unified Certified Public Accountants exam being held in Third Quarter 2016 instead of Second Quarter 2016.

For Fiscal Year 2016, ATA expects net revenues of between RMB360.0 million and RMB380.0 million and non-GAAP net income of between RMB28.0 million and RMB38.0 million, which takes into account the operating results of ATA’s joint venture and associated companies focused on the consumer market, all of which are at an early stage of business development.

Estimated Financial Results

(RMB in millions)

	Estimated for the year ending March 31, 2016	Actual for the year ended March 31, 2015

Net Revenues	360.0-380.0	350.2
Non-GAAP Net Income	28.0-38.0	31.2

	Estimated for the quarter ending September 30, 2015	Actual for the quarter ended September 30, 2014

Net Revenues	46.0-56.0	102.5

Management Commentary on New Third Board Listing Efforts

Mr. Ma concluded, “While we have focused our efforts on our consumer initiatives over the past year, ATA’s core competency continues to be in its assessment technologies from which our testing services business, the primary portion of our business, has been derived. In May 2015, ATA announced that it is exploring the potential of restructuring its testing services business into a wholly-owned subsidiary of ATA and listing it separately on the New Third Board, an emerging over-the-counter market in China. We are in the process of restructuring the testing services business, and as this business is primarily conducted by our subsidiaries within China, we believe prospective clients will increasingly recognize ATA as a native Chinese company with its listing on the New Third Board. At the same time, ATA’s status as a publicly listed company on the NASDAQ Global Stock Market has been a significant factor in our ability to partner with recognized global leaders of content, such as Cambridge English Language Assessment and Saville Consulting.

“Over the last several years, ATA’s business has evolved to cover various sectors and types of organizations, as the education and employment markets’ needs have changed. We are confident in our ability to grow the testing services business over the long term and continue to move forward with the potential growth opportunity presented by our consumer initiatives.”

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in First Quarter 2016 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 a.m. Eastern Time on Thursday, August 13, 2015, during which management will discuss the results of First Quarter 2016. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 339-2688
International (Toll):	+1 (617) 847-3007

	Toll-Free	Local Access
China (Netcom):	(10 800) 713 1756
China (Telecom):	(10 800) 130 1713	(400) 881 1630
Hong Kong:	(800) 96 3844	3002 1672

Participant Passcode:	87430385

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.atai.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/9818.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of June 30, 2015, ATA’s test center network comprised 3,021 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 68.6 million billable tests since ATA started operations in 1999.

For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the Second Quarter 2016 and Fiscal Year 2016 and statements regarding market demand and trends, the launch and anticipated benefits of the Company’s new consumer initiatives, including the strategy for and popularity of the Exam Inventory Navigator (考试导航) and the potential growth and success of the mobile application for Cece TOEFL, and the Company’s future growth and results of operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2015, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2015.

The selected unaudited financial results for the First Quarter 2016 announced today are subject to adjustments. The anticipated results for the First Quarter 2016 remain subject to the finalization of the Company’s year-end closing, reporting and audit processes.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for First Quarter 2016 ended June 30, 2015, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.2000 to US$1.00, the noon buying rate as of June 30, 2015, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Shelly Jiang, Interim CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5500	415-568-2255
jiangyan@atai.net.cn	+86 10 6587 6435
csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	June 30,	June 30,
	2015	2015	2015
	RMB	RMB	USD
ASSETS
Current assets:
Cash	240,295,371	220,225,319	35,520,213
Accounts receivable, net	48,150,046	65,282,645	10,529,459
Prepaid expenses and other current assets	24,505,249	18,588,713	2,998,179
Total current assets	312,950,666	304,096,677	49,047,851

Equity method investments	35,729,848	47,901,625	7,726,069
Property and equipment, net	62,720,375	60,872,721	9,818,181
Goodwill	31,011,902	31,011,902	5,001,920
Intangible assets, net	943,769	895,550	144,444
Other assets	11,887,740	12,534,722	2,021,729
Total assets	455,244,300	457,313,197	73,760,194

Current liabilities:
Accrued expenses and other payables	54,415,425	62,542,345	10,087,476
Deferred revenues	21,742,735	6,815,445	1,099,265
Total current liabilities	76,158,160	69,357,790	11,186,741

Deferred revenues	1,763,732	1,750,219	282,293
Total liabilities	77,921,892	71,108,009	11,469,034

Shareholders’ equity:
Common shares	3,513,718	3,526,080	568,723
Treasury shares	(8,201,045)	(8,201,045)	(1,322,749)
Additional paid-in capital	387,502,800	390,496,231	62,983,263
Accumulated other comprehensive loss	(27,176,682)	(27,437,809)	(4,425,453)
Retained earnings	21,683,617	27,821,731	4,487,376
Total shareholders’ equity	377,322,408	386,205,188	62,291,160
Total liabilities and shareholders’ equity	455,244,300	457,313,197	73,760,194

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three-month Period Ended
	June 30,	June 30,	June 30,
	2014	2015	2015
	RMB	RMB	USD
Net revenues:
Testing services	79,235,722	91,374,839	14,737,877
Test preparation and training solutions	809,524	845,420	136,358
Other revenue	4,272,229	5,308,394	856,193
Total net revenues	84,317,475	97,528,653	15,730,428
Cost of revenues	36,809,919	43,396,826	6,999,488
Gross profit	47,507,556	54,131,827	8,730,940

Operating expenses:
Research and development	9,686,960	8,121,409	1,309,905
Sales and marketing	11,531,767	10,457,696	1,686,725
General and administrative	18,428,102	26,755,797	4,315,451
Total operating expenses	39,646,829	45,334,902	7,312,081
Income from operations	7,860,727	8,796,925	1,418,859

Other income (expense):
Share of losses of equity method investment	—	(131,883)	(21,271)
Interest income	1,320,286	893,386	144,095
Foreign currency exchange loss, net	(972,420)	(59,205)	(9,549)
Total other income	347,866	702,298	113,275
Income before income taxes	8,208,593	9,499,223	1,532,134

Income tax expense	3,603,090	3,361,109	542,114
Net income	4,605,503	6,138,114	990,020

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	18,305	(261,127)	(42,117)
Comprehensive income	4,623,808	5,876,987	947,903

Basic earnings per common share	0.09	0.13	0.02

Diluted earnings per common share Share	0.09	0.13	0.02

Basic earnings per ADS	0.18	0.26	0.04

Diluted earnings per ADS	0.18	0.26	0.04

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	June 30,	June 30,
	2014	2015
	RMB	RMB

GAAP net income	4,605,503	6,138,114
Share-based compensation expenses	3,158,424	3,813,996
Foreign currency exchange loss, net	972,420	59,205
Non-GAAP net income	8,736,347	10,011,315

GAAP earnings per common share:
Basic	0.09	0.13
Diluted	0.09	0.13

Non-GAAP earnings per common share:
Basic	0.18	0.22
Diluted	0.18	0.22